UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Cumulus Media Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

231082108
(CUSIP Number)

Barry S. Volpert
Crestview Partners II GP, L.P.
667 Madison Avenue
New York, NY 10065
(212) 906-0700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Kenneth M. Schneider, Esq.
Neil Goldman, Esq.
Paul, Weiss, Wharton, Rifkind & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,438,763*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,438,763*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.20%*

14	TYPE OF REPORTING PERSON (see instructions)
PN

* Includes 26,954 restricted shares of Class A Common Stock granted by the Issuer to Jeffrey Marcus on February 16, 2012 in respect of his service on the Board.  Mr. Marcus is a Partner of Crestview Advisors, L.L.C. These securities will fully vest on February 16, 2013.  In connection with the vesting of these securities, Mr. Marcus will assign all rights, title and interest in these securities to Crestview Advisors, L.L.C.

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Radio Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
59,619,816

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
68,411,809

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,411,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.19%

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,411,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,411,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.19%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (TE), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,411,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,411,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.19%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (FF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,411,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,411,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.19%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,411,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,411,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.19%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (FF Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,411,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,411,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.19%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (892 Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,411,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,411,809

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.19%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,954*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,954*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,954*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%*

14	TYPE OF REPORTING PERSON (see instructions)
CO

* Reflects 26,954 restricted shares of Class A Common Stock granted by the Issuer to Jeffrey Marcus on February 16, 2012 in respect of his service on the Board.  Mr. Marcus is a Partner of Crestview Advisors, L.L.C. These securities will fully vest on February 16, 2013.  In connection with the vesting of these securities, Mr. Marcus will assign all rights, title and interest in these securities to Crestview Advisors, L.L.C.

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on September 26, 2011, as amended by Amendment 1 thereto filed on November 22, 2011 (the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cumulus Media Inc. (the “Issuer”).

Item 2.    Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

“The names of the persons filing this statement are Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Radio Investors, LLC (“Crestview Radio Investors”), Crestview Partners II, L.P. (“DE Fund”), Crestview Partners II (TE), L.P. (“TE Fund”), Crestview Partners II (FF), L.P. (“FF Fund”), Crestview Offshore Holdings II (Cayman), L.P. (“Cayman Fund”), Crestview Offshore Holdings II (FF Cayman), L.P. (“FF Cayman Fund”), Crestview Offshore Holdings II (892 Cayman), L.P. (“892 Cayman Fund,” and together with DE Fund, TE Fund, FF Fund, Cayman Fund and FF Cayman Fund, the “Crestview Funds”) and Crestview Advisors, L.L.C. (“Crestview Advisors” and, together with Crestview Radio Investors, the Crestview Funds and Crestview GP, the “Reporting Persons” and each, a “Reporting Person”).  Crestview GP serves as the general partner of the Crestview Funds.  The general partner of Crestview GP is Crestview, L.L.C.  Each of the Crestview Funds is a private investment fund and a member of Crestview Radio Investors, which is a special purpose investment vehicle.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 60,635,311 shares of Class A Common Stock and a warrant to purchase 7,776,498 shares of Class A Common Stock.  Crestview Advisors provides investment advisory and management services to the Crestview Funds.  The address of the principal office of each of the Reporting Persons and Crestview, L.L.C. is 667 Madison Avenue, New York, New York 10065.”

Item 3.    Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended to add the following at the end of such section:

“Crestview Radio Investors purchased 2,569,758 shares of the Class A Common Stock in a series of open market transactions during the period between November 23, 2011 and December 14, 2012.  The aggregate purchase price for such 2,569,758 shares of the Class A Common Stock was $6,725,120.78  which full amount was paid by Crestview Radio Investors from its working capital (funds available for investment and available lines of credit).

On February 16, 2012, the Issuer granted 26,954 restricted shares of Class A Common Stock to Jeffrey Marcus in respect of his service on the Board.  Mr. Marcus is a Partner of Crestview Advisors. These securities will fully vest on February 16, 2013.  In connection with the vesting of these securities, Mr. Marcus will assign all rights, title and interest in these securities to Crestview Advisors.”

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)           Amount beneficially owned:

As of December 14, 2012, the Reporting Persons beneficially owned in the aggregate 68,438,763 shares of the Class A Common Stock.  Such shares constitute 41.20% of the outstanding shares of the Class A Common Stock, based on (i) 158,322,473 shares of Class A Common Stock outstanding as of October 26, 2012 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2012, plus (ii) 7,776,498 shares of the Class A Common Stock, which may be acquired upon exercise of the Class A Warrant.

Crestview GP is the general partner of each of the Crestview Funds.  Each of the Crestview Funds is a member of Crestview Radio Investors.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 60,635,311 shares of the Class A Common Stock and the Class A Warrant to purchase 7,776,498 shares of the Class A Common Stock.

Jeffrey Marcus holds 26,954 restricted shares of Class A Common Stock granted by the Issuer to Mr. Marcus in respect of his service on the Board.  Mr. Marcus is a Partner of Crestview Advisors. These securities will fully vest on February 16, 2013.  In connection with the vesting of these securities, Mr. Marcus will assign all rights, title and interest in these securities to Crestview Advisors.

Crestview GP may be deemed to beneficially own the 26,954 restricted shares of Class A Common Stock held by Mr. Marcus that, upon vesting on February 16, 2013, will be assigned to Crestview Advisors.

Each Reporting Person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or direct the vote:

See item 7 on Cover Pages to this Schedule 13D.  Pursuant to the Stockholders’ Agreement, Crestview Radio Investors is required to vote 8,791,993 shares of the Class A Common Stock it has acquired since September 19, 2011 in accordance with the recommendation of, or at the direction of, the Board, with each Crestview Director recusing himself from such direction.

(ii)           Shared power to vote or to direct the vote:

See item 8 on Cover Pages to this Schedule 13D.  Pursuant to the Stockholders’ Agreement, Crestview Radio Investors is required to vote 8,791,993 shares of the Class A Common Stock it has acquired since September 19, 2011 in accordance with the recommendation of, or at the direction of, the Board, with each Crestview Director recusing himself from such direction.

(iii)           Sole power to dispose or to direct the disposition of:

See item 9 on Cover Pages to this Schedule 13D.

(iv)           Shared power to dispose or to direct the disposition of:

See item 10 on Cover Pages to this Schedule 13D.

(c)           Except for the acquisitions set forth on Schedule A hereto, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of the Class A Common Stock during the preceding 60 days.

(d)           Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of the Class A Common Stock owned by the Reporting Persons.

(e)           Not applicable.”

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 14, 2012, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Stockholders’ Agreement, dated as of September 16, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., MIHI LLC and UBS Securities LLC (filed as Exhibit 10.6 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on September 22, 2011 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2012

CRESTVIEW RADIO INVESTORS, LLC

By:          Crestview Partners II, L.P., its managing member

By:          Crestview Partners II GP, L.P., its general partner

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II, L.P.
CRESTVIEW PARTNERS II (FF), L.P.
CRESTVIEW PARTNERS II (TE), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (FF CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (892 CAYMAN), L.P.

By:          Crestview Partners II GP, L.P.,
the general partner of each limited partnership above

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II GP, L.P.

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW ADVISORS, L.L.C.

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).